

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 6, 2006

Via U.S. mail and facsimile

Mr. Michael T. McDonnell
Chief Executive Officer
Pregis Corporation
1650 Lake Cook Road
Deerfield, IL 60015

> **Re: Pregis Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed November 9, 2006**
> **File No. 333-130353 and 333-130353-01 through 04**

Dear Mr. Langone:

        We have reviewed your amended filing and your response and have the following comments. Please note that all page numbers reference the marked version you provided supplementally. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your next amendment must include financial statements for the interim period ending September 30, 2006 in accordance with Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

2. Please disclose the material terms of the registration rights agreement. Please also disclose the total amount of the penalties to which you are subject under Section 6 of the agreement. In this regard, we note that your registration statement was not declared effective and you have not consummated your exchange offer within the time periods required by the registration rights agreement.

Risk Factors, page19

Rights of holders of senior secures floating rate notes…, page 27

3. The statements you make in this risk factor seem to contradict the requirements of Section 314 of the Trust Indenture Act. Please advise or revise.

If we fail to achieve and maintain an effective system…, page 35

4. The disclosure in the second paragraph discusses the facts related to the material weaknesses, but does not explain the risks to investors. Please revise to disclose the risks to investors, including the risk of relying on your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Fiscal 2005 (Combined) and Fiscal 2004 (Predecessor), page 49

5. We note that you combined the results of operations for your Predecessor and Successor for 2005. This presentation results in the combination of periods that have not been prepared on a comparable basis of accounting and is therefore not in accordance with generally accepted accounting principles. We note that you must discuss all periods presented in the financial statements, even though some of these periods relate to your predecessor operations and are not comparable with subsequent periods. The fact that these periods are not comparable with the subsequent periods presented does not eliminate the requirement to discuss these periods and the reasons for the changes in the registrant's results of operations. Refer to Item 303 of Regulation S-K. We note that it may be appropriate for you to discuss and analyze the 2005 fiscal year results on a pro forma basis in addition to your discussion of these periods on a stand alone historical basis.

Use of Adjusted EBITDA, page 55

6. We note your response to comment 4 from our letter dated February 24, 2006 and your revised disclosure on pages 59 and 60 which removes all reference to Adjusted EBITDA as a performance measure and only presents this non-GAAP measure as a debt covenant measure. Please address the following comments:

   - Your disclosure on page 60 continues to discuss that "issuers of "high yield" securities also present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations" which you had previously removed in your Amendment #1 and response letter dated February 14, 2006. Based on your prior response and revised disclosures,

> please delete these statements and all other references to EBITDA and Adjusted EBITDA as liquidity measures.

- You disclose material covenants to your senior secured credit facilities in your footnotes on page F-18 which includes a "maximum leverage ratio" and a "minimum cash interest ratio." Tell us how your fixed charge coverage ratio which uses Adjusted EBITDA in its calculation on pages 59 and 60, relates to these covenants included in your footnotes. In this regard, if the fixed charge coverage ratio is unrelated and is a material covenant which warrants discussion in MD&A, we would anticipate either this covenant being referenced with the others in your footnotes on page F-18 or your "maximum leverage ratio" and a "minimum cash interest ratio" being included in your table on page 60.

Description of Senior Secured Floating Rate Exchange Notes, page 125

Collateral, page 127

7. As you are aware, Section 314(d) of the Trust Indenture Act requires the obligor to furnish to the indenture trustee certificates or opinions of fair value from an engineer, appraiser or other expert upon any release of collateral from the lien of the indenture. The engineer, appraiser or other expert must opine that the proposed release will not impair the security under the indenture in contravention of the provisions of the indenture. We note that the indenture and certain collateral agreements contemplate the release of collateral subject to the lien of the indenture in a number of circumstances. In this regard, we note, for example and without limitation, the expansive power of the first lien holders to cause, under a variety of circumstances, the release of collateral subject to the lien of the indenture. We also note the release of subsidiary capital stock specifically pursuant to the so-called "collateral cutback provision." Please explain how you intend to comply with the requirements of Section 314(d). If you do not intend to furnish certificates or opinions, please explain how this is consistent with Section 314(d). As it relates to the "collateral cutback provision," please explain how the obligor(s) intend to monitor the value of the subsidiary capital stock subject to the lien. If the obligors do not intend to monitor the value, please explain how the obligors will (1) determine whether and when a release is necessary to avoid the requirements of Rule 3-16 of Regulation S-X; (2) calculate the amount of subsidiary capital stock to be released; and (3) establish the "fair value" of the released collateral in support of the determination that the release will not impair the security under the indenture. We may have further comment.

8. Please advise us as to whether there has been any change in the subsidiaries whose stock is included in the collateral pool since you issued the old notes. In

addition, please advise us as to whether there has been any change since you filed your registration statement. Finally, please advise us as to what consideration you have given to whether the potential for a shift in the collateral pool affects the requirement that securities exchanged in a transaction in reliance on the Exxon Capital line of letters be identical. Given the potential for a shift in the collateral pool during the exchange offer, please supplementally confirm that the security provisions in both the old and new notes are identical. We may have additional comments upon review of your response.

9. Please confirm to us supplementally that you will advise us of any change in the subsidiaries whose stock is included in the collateral pool prior to effectiveness.

10. We note the statements in the second and third sentences of the second paragraph on page 129 regarding compliance with Section 314(d) of the Trust Indenture Act and certain no-action letters and exemptive orders. Please be advised that you may not rely upon any previously issued no-action letters and exemptive orders with respect to the application of Section 314(d). In this regard, we note that these no-action letters and exemptive orders apply only to the parties thereunder because relief under Section 314(d) requires that the Commission find that it is necessary or appropriate in the public interest and consistent with the protection of investors. See Section 304(d) of the Trust Indenture Act. You may not assume that finding and substitute your judgment for that of the Commission. In our view, a release or substitution of property or securities from the liens securing your notes constitutes a release as that term is understood by Section 314(d). In order to obtain relief from the requirements of Section 314(d), you would have to obtain an exemptive order under Section 304(d). The Division no longer grants no-action relief with respect to the application of Section 314(d).

Financial Statements

Combined Statements of Cash Flows, page F-5

11. We note your response to comment 5 from our letter dated February 24, 2006 and your restatement of certain cash and non-cash capital contributions within your statement of cash flows as disclosed in your note 20. Please clarify from which line items you eliminated the $7.2M of non-cash transactions within your operating activities. In this regard, it appears that your balance in your "affiliate receivables/payable, net" line item has changed by an amount that differs from the $7.2M of non-cash transactions. Please address how this and other line items within your operating cash flows have changed since your last filing.

Note 2. Acquisition, page F-9

12. Please delete your reference to the independent appraiser or identify the firm. If
you chose to refer to and identify the firm, you should also include the expert's
consent when the reference in included in a filing in the 1933 Act environment.
Refer to Section 436(b) of Regulation C. Please provide similar revisions for
your reference on page F-52.

Note 13. Segment and Geographic Information, page F-22

13. We note your response to comment 6 from our letter dated February 24, 2006 and
the supplemental summary of sales and gross margins for the Hexacomb product
line and other Protective Packaging products. Based on your discussion of the
anomalies between the product lines, which included cost reduction initiatives and
pricing programs for the Hexacomb product line, it is unclear to us that
Hexacomb is economically similar to the other protective packaging product
lines. However, given the sales growth trends, gross profit rates and the
convergence of these rates over the past five years, as well as your conclusion that
these operating segments are economically similar, we have no further comment
on the aggregation of Hexacomb with your other Protective Packaging products.
We remind you of your obligation to continue to monitor these operating
segments to determine the appropriateness of aggregating these operating
segments in future filings.

Note 22. Combining Financial Information of Guarantor Subsidiaries, page F-35

14. Your disclosure regarding your guarantor subsidiaries indicates that they are
wholly-owned subsidiaries; however in your Form S-4 and your response letter
dated February 14, 2006 you indicate and disclose that your guarantor subsidiaries
are "100% owned." We therefore assume your guarantor subsidiaries are 100%
owned. Revise your disclosure to clarify.

*   *   *   *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter that is filed on EDGAR with your
amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Michael A. Levitt
         Fried, Frank, Harris, Shriver & Jacobson LLP
         One New York Plaza
         New York, NY 10004